Filed by Solstice Advanced Materials Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Element Solutions Inc

(Commission File No. 001-36272)

The following transcript from a joint investor call held on July 6, 2026 is being filed in connection with the proposed transaction between Solstice Advanced Materials Inc. (“Solstice”) and Element Solutions Inc (“Element Solutions”):

LSEG STREETEVENTS

EDITED TRANSCRIPT

EVENT DATE/TIME: JULY 06, 2026 / 12:30PM GMT

OVERVIEW:

Company Summary

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

CORPORATE PARTICIPANTS

Mike Leithead Solstice Advanced Materials Inc - Vice President of Investor Relations
David Sewell Solstice Advanced Materials Inc - President, Chief Executive Officer
Benjamin Gliklich Element Solutions Inc - Chief Executive Officer

Tina Pierce Solstice Advanced Materials Inc - Chief Financial Officer

CONFERENCE CALL PARTICIPANTS

John Mcnulty Bank of Montreal - Analyst

Joshua Spector UBS AG - Analyst

Chris Parkinson Wolfe Research LLC - Equity Analyst
Kevin McCarthy Vertical Research Partners LLC - Analyst
Edlain Rodriguez Mizuho Securities USA LLC - Analyst
Frank Mitsch Fermium Research LLC - Analyst

Mike Harrison Seaport Global Holdings - Analyst
Jonathan Tanwanteng CJS Securities Inc - Analyst

PRESENTATION

Operator

Greetings. Welcome to Solstice Advanced Materials Acquisition of Element Solutions Call. At this time, all participants are in listen-only mode. The question-and-answer session will follow the formal presentation. (Operator Instructions) Please note that this conference is being recorded.

I’ll now turn the conference over to Mike Leithead, Vice President, Investor Relations. Thank you. You may begin.

Mike Leithead - Solstice Advanced Materials Inc - Vice President of Investor Relations

Great. Thank you, Rob, and good morning, everybody. Hi. My name is Mike Leithead, Vice President of Investor Relations at Solstice, and thank you for joining us on short notice here this morning. As you may have seen, this morning, we announced an agreement for Solstice to acquire Element Solutions, and we’re looking forward to walking you through why we’re so excited about this transaction.

The slides we’ll be using for this webcast are posted to the Investor Relations sections of both companies’ websites. Following our prepared remarks, we will open the line for your questions.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

Before we begin, please turn to slide 3. Today’s discussion includes forward-looking statements that are subject to risks and uncertainties, and our actual results can differ materially from what we described today. Please review the cautionary language on slide 3 in this morning’s press release and in both companies’ filings with the SEC.

We will also reference certain combined and/or non-GAAP financial measures. You will find descriptions in the forward-looking statements and other disclaimer slides. We undertake no obligation to update these statements.

Turning to slide 2. With me this morning are David Sewell, Solstice’s President and Chief Executive Officer; Tina Pierce, Solstice’s Chief Financial Officer; and Ben Gliklich. Chief Executive Officer of Element Solutions. David will begin with the strategic rationale and the unique values the combined company will bring to all stakeholders. Ben will provide some prepared remarks from the Element Solutions perspective. Tina will take you through the financial profile and our capital plans, and David will wrap up with some closing remarks.

With that, I’m happy to turn the call over to David.

David Sewell - Solstice Advanced Materials Inc - President, Chief Executive Officer

Thank you, Mike, and good morning, everyone. This is an important day for both companies, and I’m excited to walk you through what we are going to build together. When we became an independent company last October, we told you Solstice would be a differentiated growth and innovation business with a clear right to win in the markets we serve. Today’s announcement is an acceleration in that strategy, and we couldn’t be happier to combine with Elements Solutions for this next leg of the journey.

I would like to frame the strategic rationale around five core areas that will drive value for shareholders: first, scale and leadership. This transaction creates a global advanced materials leader with combined 2025 net sales of approximately $6.8 billion, adjusted EBITDA of $1.7 billion, and leading positions across attractive end markets backed by more than 8,300 patents and pending applications.

Second, we believe this combination creates an unmatched electronic materials platform. The portfolios are highly complementary across semiconductor fabrication, packaging, assembly, and thermal management. Together, we will be able to deliver broader solutions, greater performance, and deeper co-innovation with customers.

Third, this combination further enhances our exposure to generational secular tailwinds. AI and the build-out of data centers are intensifying and the need for advanced packaging, thermal management, and next-generation material solutions. The combined Solstice portfolio will be uniquely positioned to help solve these bottlenecks across the value chain, including electronics, refrigerants, and nuclear applications and bring innovation to market faster, which is what the markets are calling for.

And fourth, we see this as a highly synergistic combination. We have identified more than $180 million of annual run rate synergies, which we expect to realize within three years of close. In addition, we see significant revenue opportunities. We will be able to have greater strategic dialogue with our customers, the world’s leading foundries on the front end and their leading suppliers on the back end. We will have expanded channels and greater collaboration and ability to co-innovate and increase our value-add across the portfolio.

And fifth, we think this combination will meaningfully accelerate the combined company’s financial growth trajectory. This transaction should lead to faster sales and earnings growth, as well as enhanced cash generation.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

Notably, we are improving our growth rate and cash conversion in a transaction that is accretive in year one. Tina will provide more detail on the financial framework in a few moments.

Underlying all of this are two things that really make the combination work, our people and our customers. Both companies have spent decades earning the trust of some of the most demanding customers in the world. Together, we will have the technology, scale, and talent to help those customers solve increasingly complex challenges. And when our customers win, we will win with them.

With that strategic overview, let me turn to the transaction itself. Turning to slide 5. This is a cash and stock acquisitions. Element Solutions shareholders will receive $10 in cash plus 0.5 shares of Solstice common stock for each Element Solutions share, which represents a transaction value of approximately$14.5 billion at announcement, including the assumption of net debt. This represents a premium of 15% on Friday’s closing price.

Upon closing, Element Solutions’ shareholder will own approximately 44% of the combined company. Because most of the consideration is Solstice stock, both sets of shareholders will participate in the significant value we expect to create together.

On governance and structure, the combined company will operate as Solstice. I am honored and humbled to serve as Chief Executive Officer, and our Board will comprise of 11 directors, including Element Solutions’ CEO, Ben Glicklich, and two other designees from the Element Solutions Board, subject to standard governance procedures. We have fully committed financing in place, and we expect to close in the first half of 2027, subject to the approval of both companies’ shareholders, regulatory approvals, and customary closing conditions.

At this point, let me turn it over to Ben, Chief Executive Officer of Element Solutions, to say a few words.

Benjamin Gliklich - Element Solutions Inc - Chief Executive Officer

Thank you, David. I appreciate your kind words, and I echo your excitement about this combination. It’s been clear from the outset that this transaction makes great sense for both sides. These are two highly complementary organizations across the board, and together, we can deliver better on our commitments to customers, employees, and shareholders alike.

David and I share a people-oriented, customer-centric philosophy. This mindset will be a key asset. It will be foundational as we bring these companies together. At Element Solutions, we’ve been driving each of our businesses towards faster-growing, higher-value customers and markets, adding capabilities and resources to serve them better and enhance our value propositions.

We’ve also been purposeful in strategically curating our portfolio. We divested our graphics business, added high-value electronics capabilities through our Micromax acquisition, established a foothold in specialty gases serving the highest-growing sectors of the economy with our EFC acquisition, and added game-changing material science technologies like Kuprion. All of this work has positioned our company to catch powerful tailwinds and benefit disproportionately from AI data center build-out, vehicle electrification, and advanced packaging market development.

And Solstice also has exposure to these tailwinds in complementary ways to our portfolio. At a high level, Element Solutions generates just over 70% of its revenue from electronics with the remainder from our specialties businesses.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

Within electronics, approximately 75% of sales come from B2B margins, meaning enterprise end markets that have more predictable, higher value demand. More than 20% of our sales come from the data center market, and that percentage is growing.

Nearly everything we sell is consumable, and our business is highly qualified with high switching costs that insulate us from the volatility of capital cycles. Our business mix being heavily weighted toward electronics is a strong complement to Solstice, which has less overall exposure to that end market. So this transaction provides the combined company with a strong position in that attractive growth market.

And we also bring tremendous expertise in formulation, process chemistry, and in applications development, which when combined with Solstice’s expertise in synthesis and engineering, should accelerate time to market for innovations.

We’ve built a highly efficient operating model that has led to consistent outperformance relative to our end markets and deployed capital prudently to grow per share earnings. Taken together, these actions have delivered strong long-term value creation for our shareholders.

And this transaction is directly in line with that value creation model. This is very much a better together story, one that comes at the right time to meaningfully accelerate all facets of our business. The transaction itself offers a significant and compelling premium, both through the cash portion and the meaningful stock component, which will allow our investors to participate in the synergistic benefits.

And finally, to my Element Solutions team, this announcement is recognition of what we’ve built and will be an accelerant to what we are on track to deliver in the future. We can be both incredibly proud and excited. This is and will always be a people-based business.

Since our inception in 2019, I’ve told you that all we are is what you’ve done and will do in the future, and this remains true. You are the source of value in our business and along with the team at Solstice will be the key to the success of this combination.

So to that end, we’re excited to join forces with the team at Solstice, and we’ve agreed that Element Solutions management team will be well represented amongst the leadership of Solstice at close to ensure continuity of leadership and a successful integration. Personally, I’m really looking forward to joining Solstice’s Board along with two of my fellow directors and to working closely with David and our combined capable team to deliver on the promise of this transaction.

And with that, I’ll hand it back to David to walk through the strategic rationale and value creation for our shareholders. David?

David Sewell - Solstice Advanced Materials Inc - President, Chief Executive Officer

Thank you, Ben, and very excited to have you continue on our Board. Turning to slide 7. When you bring Solstice and Elements Solutions together, the result is a materially stronger, more diversified, advanced materials platform.

You can see the combined metrics on the slide, and I touched on the headline figures a moment ago, so let me focus on what sits behind them. Importantly, this is not just more scale. It’s better scale. We expect the combined portfolio will be better aligned to durable high-growth end markets, including advanced packaging, copper interconnects, thermal chip management, data center cooling, uranium conversion, and related nuclear services.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

At the same time, we will be diversified across end markets and geographies with balanced exposure across the US, EMEA, and the rest of the world. That combination of growth and diversification will give us both upside to powerful secular demand and resilience through cycles. We believe this transaction will create a stronger Solstice, more innovative, more balanced and better positioned to invest for customers and create long-term value for shareholders.

Slide 8 frames the transaction against the four strategic pillars we laid out for Solstice at our Investor Day last year. Each pillar is underpinned by a strong and resilient secular trend, and we believe this transaction is centered squarely on the first of them, the acceleration of advanced computing.

The focus is deliberate. Denser, higher-powered chips are driving demand for new materials and next-generation thermal management, and this is one of the most powerful trends in our portfolio.

We believe Solstice is already positioned to win here, and Element Solutions will meaningfully accelerate that position, deepening our capabilities in semiconductor materials and thermal management and shortening our time to solution. This acquisition will also bring established customer partnerships and real innovation potential with benefits that extend across the wider platform.

And it is that advanced computing opportunity and how the demand is developing across the value chain that the next slide details. So turning to slide 9. The rapid growth of advanced computing is changing what our customers need for material science. Chips are running faster, sitting closer together, and generating more heat, and each of those durable trends directly derive more demand for our solutions.

Starting on the left with connectivity, AI demand is pulling leading-edge semiconductor growth ahead of the broader industry, and as chips get faster, the performance and reliability of every connection becomes critical. But performance is no longer one on the chip alone.

Designers are packing chips closer together through 2.5D and 3D heterogeneous integration. And everything the industry gains in density, it pays for in heat. With each new GPU generation, power and heat density step up again, pushing data centers from air toward liquid cooling and making system-level thermal management a central component of design.

These demands do not exist in isolation, and neither can their solutions. That is the opportunity in front of us and what Solstice will be positioned to provide across the value chain moving forward.

Slide 10 shows where each of our portfolios play across the semiconductor value chain and why together we expect to cover it end-to-end. Solstice’s strength sit at the front end in advanced node chip fabrication. Our chemistries enable deposition, patterning, etching, and cleaning, the steps that build the chip itself.

Element Solutions largely picks up where we leave on, in advanced packaging, one of the fastest growing steps of the chain, and in PCB building through assembly. And at the points where the portfolios meet, such as in deposition and in thermal interface materials, we believe our offerings are complementary rather than overlapping.

That is a real message here. On its own, each company serves a place of the chain. Together, we can follow our customers’ devices from the blank wafer through packaging to the finished board and bring integrated solutions at every step, something very few material companies in the world can offer.

Slide 11 lays that same story out at the product level. You can see how the two portfolios fit together. Solstice brings the fab side chemistries. Element Solutions will bring the packaging and assembly materials. And where the portfolios do touch in areas like deposition and thermal management, each of us is extending a position the other already holds, creating synergy opportunities rather than overlap. The result of our combined company is expected to be a comprehensive end-to-end offering that neither company could provide to customers on its own.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

Turning to slide 12, where we take a closer look at copper, the material that connects our chips and preserves signal integrity as devices grow smaller and faster. Both of our companies enter this combination with well-established copper capabilities. Solstice deposits the tantalum barrier and the copper seed by physical vapor deposition.

Element Solutions provides the electrochemical fill that completes the trench. Together, we deliver end-to-end metallization from the transistor all the way to the interface. That gives our customers higher yield and reliability. It gives them compatibility assurance because the seed and the fill are qualified together with tighter purity control across the stack.

And it lowers our burden because a single certified single source set cuts match testing and cross vendor analysis. Just as important, it positions us to lead the next-generation seed-free interconnects, hybrid barriers, and advanced packaging. This is a capability that none of us could offer alone.

Slide 13 shows just how complementary our thermal portfolios are. Across the stack, Solstice and Element Solutions will bring offerings that fit together rather than overlap, which we believe gives us end-to-end thermal coverage to better solve our customers’ increasingly complex heat challenges.

And let me put that in the broader context of the data center. So turning to slide 14. As a combined company, we will become a thermal management leader from the die to the data center. At the chip level, our heat spreaders and thermal interface materials, including Element Solutions, Electrolube, and Kestrel brands, and Solstice’s direct-to-chip materials, pull heat up increasingly dense, high-powered chips.

At the data center level, we cover both ends of the cooling spectrum, air cooling with low GWP refrigerants for chillers, heat pumps, and computer room cooling, and liquid and immersion cooling, where we have a discovery program developing a proprietary two-phase direct-to-chip immersion fluid from our existing molecules.

And our reach extends to how these facilities are powered. As data centers increasingly rely on nuclear energy, Solstice remains well-positioned to provide uranium conversion services, positioning us to serve this build-out from the chip to the power source. As rack densities and chip power decline, thermal management is becoming a central design constraint in computing and one of our fastest-growing opportunities.

And slide 15 speaks to something that gets us especially excited, the next generation innovation, this combination unlocks. A great example is Element Solutions’ Kuprion product, which they have discussed frequently in recent quarters. Built on its innovative active copper technology, Kuprion is a nano-copper material that delivers improved advanced packaging yield and throughput. And we agree with Elements Solutions’ assessment and view this as a game-changing, disruptive technology.

There are additional exciting opportunities in the Solstice portfolio. We talked at length in recent months about our sputtering targets for advanced node production, but we continue to develop new metal alloys for advanced packaging applications and new deposition solutions. Additionally, we highlight new applications for our thermal interface materials, such as for optical, where we continue to solve our customers’ greatest challenges. These three examples all highlight how the combined innovation pipeline will not only be stronger, but we believe will place Solstice at the forefront of industry innovation.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

Slide 16 addresses another reason why we expect this combination to work so well, the two companies bring complementary capabilities to every stage of the customer relationship. Solstice brings industry-leading synthetic and fine chemistry, deep application expertise, and long-standing spec-in relationships with leading electronic customers. Element Solutions brings formulation expertise, roughly 2,600 patents, and a technical service model with more than 40% of its people in technical roles, working side by side with customers on their production lines.

Together, we can take a molecule from synthesis through formation, qualification, and on-site technical service from early co-development to high volume manufacturing. And most importantly, this puts us and the customer at the center.

Our innovation is customer-led, co-developed on their lines. And together, we deliver end-to-end solutions that help our customers build a future-ready value chain.

Turning to the next page, on slide 17, we quantify the cost synergies and highlight where we expect revenue synergies to emerge. We have identified more than $180 million in expected annualized run rate synergies on a net basis; roughly $100 million from operational initiatives and operating model integration, including efficiencies across G&A, sales and marketing, and R&D; about $25 million from supply chain improvements, including raw material and procurement scale; and recovering copper from our deposition processes, around $20 million from footprint optimization and about $35 million from other initiatives.

In addition to the cost synergies identified, we also expect meaningful potential revenue synergies to develop as the integration progresses. This includes cross-selling and deposition by serving both front-end and back-end metallization with complementary copper applications, dielectric to copper co-optimization and advanced packaging, and combining our complementary thermal management portfolios all across a shared base of blue-chip customers.

With that, I’ll turn the call over to Tina to take you through the financial profile. Tina?

Tina Pierce - Solstice Advanced Materials Inc - Chief Financial Officer

Thank you, David, and good morning, everyone. Please turn to slide 18. The headline here is simple. This combination will not just create a larger company. It is expected to create a faster-growing one with a stronger margin and cash generation profile.

On a combined basis, including the run rate synergies David described, we expect an adjusted EBITDA margin of approximately 26%, an improvement over both companies on a stand-alone basis, reflecting the higher margin character of the combined electronics platform and the cost synergies.

Upon closing, we expect revenue to grow at a mid to high-single-digit rate over the medium term, with adjusted EBITDA growing faster than revenue as those synergies phase in. And the business converts earnings into cash very well with the cash conversion percent of approximately 75%. Finally, we would remind investors that we additionally expect this transaction to be accretive to adjusted EPS in year one.

Taken altogether, that is a higher growth, higher margin, and a more cash-generative profile, and it is the financial foundation for everything we want to do for our customers and our shareholders.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

Turning to slide 19 in our capital structure and allocation policy. We are funding the approximately $14.5 billion transaction through a balanced mix of Solstice equity issued to Element Solutions shareholders, new debt, and cash on hand. We expect net leverage of approximately 3.5 times at close.

Given our strong combined free cash flow and the expected synergies, we anticipate we will be well positioned to delever to below 3 times leverage within 18 months of closing the transaction with a longer-term net leverage target of 2 to 3 times, in line with our current credit rating profile.

When we look at our capital allocation priorities, first, we will invest in organic growth for our customers because that is where we create the most value. Second, we will deleverage to our targets. And third, overtime, we will return capital to shareholders while continuing to grow our dividend. This is a balance sheet and capital plan built to create value through the circle with the flexibility to keep investing in the growth ahead of us.

With that, let me turn the call back to David for some closing thoughts.

David Sewell- Solstice Advanced Materials Inc - President, Chief Executive Officer

Thanks, Tina. And let me close on slide 20. We expect this transaction will create significant value for our shareholders, and we have a clear plan to capture it. We sit at the crossroads of generational tailwinds, poised to benefit from decadent growth across electronics, data centers, and nuclear.

Against those tailwinds, we are building a comprehensive integrated electronics platform with end-to-end offerings for the manufacturing of semiconductors and industry-leading solutions we can bring to a global customer base to establish channels. This transaction also represents an opportunity to add great talent to our company with deep expertise and know-how, which will help us deliver on an incredibly exciting next chapter for both of our businesses.

And on a personal note, together with my team, I have greatly enjoyed getting to know Ben and the entire Element Solutions leadership team and learning about their approach to building such an outstanding business. This company has been one of the great success stories in our industry, and I am excited to welcome this exceptional organization into our company. We have a highly synergistic business despite negligible direct product overlap.

We expect actionable synergies of more than $180 million with additional revenue opportunities on top. And together, they underpin an attractive combined financial profile with enhanced growth, stronger margins, and improved free cash flow conversion.

And I’ll leave you with the same thought that I opened with. We have a rare opportunity to take two companies with complementary technologies, a shared commitment to innovation, and decades of trusted customer relationships and to build the clear leader in electronic materials right as the world needs, exactly what we make. We could not be more confident in the strategy and our combined team and in the value we will create together. And we look forward to working with Elements Solutions and their team to bring this combination across the finish line.

And with that, operator, let’s open the line for questions.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) John McNulty, BMO Capital Markets.

John Mcnulty- Bank of Montreal - Analyst

Yeah, good morning. Thanks for taking my question, and congratulations, David and Ben. Sounds like a really solid combination. I just wanted to ask, I guess, David, maybe the first question for you. What precipitated the move and the timing of it in particular? It seems like you’ve got a lot of wind in the sails, but you’re still a relatively new company. So I guess, can you help us to think about that?

And then also, I guess, related to that, do you see this as somewhat of a drop-in type acquisition? Or is there going to be some real heavy lifting in terms of the integration? And how do you think about the team, just given your newness as a company and their ability to really execute on that?

David Sewell - Solstice Advanced Materials Inc - President, Chief Executive Officer

John, thanks for the comments as well as the question. I’ll take your question first on kind of why now. And I think it’s, with any M&A activity, you never know on the timing when perfect worlds collide, so to speak. And we knew advanced electronics was incredibly strategic to our long-term strategy portfolio. When we presented to our Board shortly after the spin, we wanted to really drive our advanced electronics business, as you saw on that slide, which we shared on Investor Day.

And with just the secular growth trends that’s just starting to explode, it was really important because our customers are just pulling on us so much for solutions, and that’s on the Elements side as well as Solstice side. And by coming together, it was just so apparent that we can provide something no one else can provide. And more importantly, we could solve those complex challenges that our customers were bringing to us.

And so it was just a perfect fit. And it kind of dovetails into how we’ll integrate is we really look at this as--drop-in might be a little bit too easy to say, but it’s just so complementary. And I think our approach is going to be how do we leverage, and you saw it in some of the slides, a more integrated solution because that’s what’s going to improve our customers’ yields, their cycle times. It’s going to help them meet those challenges with heat and solving that problem.

So we just felt that this was a great time to do this transaction. It worked out perfectly for both companies. We see this as really driving the innovation together in these solutions. As you know, Element has had two recent acquisitions that have integrated very successfully. Our team as a recent spin, I think we’ve had great success separating from Honeywell very quickly. Our project management team is in place. We’ll roll that right over.

And we’re looking at this as a growth story. So it’s going to be about innovation. It’s going to be about the customer, and we’re just going to be able to drive that solution.

And I’ll even turn it over to Ben to give his perspective on it.

Benjamin Gliklich - Element Solutions Inc - Chief Executive Officer

Yeah. Look, I think that the integration here is reasonably straightforward from what we’ve done in terms of outside-in rework. The synergies are real. The capabilities are complementary. The businesses are better together, and we’ll be sure to preserve what makes these businesses special.

And those are different skill sets, sort of the point that David was just making around core innovation and synthesis and large complex manufacturing on the Solstice side and then technical service, applications development and really deep customer intimacy from our side. They’re very complementary skill sets, and we, again, believe the businesses are better together.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

John Mcnulty - Bank of Montreal - Analyst

Great. Thanks very much for the color, and again, congratulations.

Operator

Josh Spector, UBS.

Joshua Spector - UBS AG - Analyst

Yeah. Hi, good morning, everyone, and congrats on the deal. So I just want to follow-up on the synergy side of it. I guess if I look at everything you guys went through, I mean, Solstice today has $400 million-ish in sales and electronics. Element has $3 billion-plus. I guess this is obviously Solstice acquiring ESI, but when I look at the base where there’s really that overlap and the cost potential outside of the corporate cost side of it, like where do you get the real scale in this to have high confidence in that $180 million in savings?

David Sewell - Solstice Advanced Materials Inc - President, Chief Executive Officer

Yeah. Josh, thanks for the question. We’ve done a lot of work on the synergies, and we stand behind this 100%. It’s very in-depth, very detailed. We’ve done a lot of work collaboratively to align on what this is. And I’ll answer your question two ways. There is just --with the footprint we have around the world, we see opportunities for some optimization in there. We have some great operating models that are going to drive a lot of value creation.

Our scale on procurement, there’s a nice crossover there that’s going to drive significant opportunities, as well as supply chain. When we spun from Honeywell, we were able to really drive and take the best of Honeywell and that legacy and a lot of supply chain and logistics. And I think with the global footprint we have, we’ll be able to consolidate our opportunities there.

And then also just the piece that Ben talked about is on top of that, we’re really going to have a growth opportunity here. So it’s not just about cost. It’s also about growth. And you see that in our forecast with higher revenue, higher EBITDA growth, and that’s just because of the solutions that we could provide.

Joshua Spector - UBS AG - Analyst

Okay, thanks. And if I could just follow-up on just broader portfolio, what does this mean for Solstice longer term? Are you thinking that the business is going to be refrigerants, nuclear, electronics, everything else maybe is a lower priority? And obviously, you’re getting some other businesses and specialty and other industrial businesses at ESI. So how does that all fit together?

David Sewell - Solstice Advanced Materials Inc - President, Chief Executive Officer

Yeah. It’s a great question, Josh. And I go back to the strategy we laid out for our Board, and we have a vision of where we wanted to take this company, and it was a five-year plan. This obviously accelerates that, but this was a key priority to our strategic footprint or portfolio that we wanted to be as a new company.

I think because of this acquisition, it does allow us flexibility to tailor our portfolio to the vision we have, but I would also say we really see some strong synergies in areas like EFC gases, even in some of the oil and gas pieces with our hydrogen fluoride. So we are really excited about this.

But in fairness to your question, I do believe this gives us an opportunity to tailor the portfolio to the vision we have to achieve that strong growth profile and very importantly, the leading-edge margin profile that we have.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

Operator

Chris Parkinson, Wolfe Research.

Chris Parkinson - Wolfe Research LLC - Equity Analyst

Hello. Good morning. Ben, perhaps can you give a little bit more color in terms of the process and how this all came about? I mean, it’s been -- there have been several news stories over the last several years about exploring various opportunities. So I’d love to hear your perspective about kind of just the history here and why you believe this is ultimately the best of the best opportunity and the financial consideration is fully valued on behalf of Element shareholders. Thank you.

Benjamin Gliklich - Element Solutions Inc - Chief Executive Officer

Good. Thanks, Chris, and thanks for the question. So you’ll get the whole background to this in the proxy when it comes out in short order. I would say that Element did not put itself up for sale. We were approached by Solstice. And with regard to value, I would say a few things.

The first is that Solstice, it’s a really high-quality business. It’s got solid idiosyncratic growth vectors. And as we said before, some real complementary skill sets, it’s a better together story.

On the electronics side, they’ve got a rock-solid portfolio, and what they have in the front end will open doors for us, and what we have in terms of packaging capabilities will open doors for them.

The synergies are real. As David went through them, these are real hard cost synergies that we’re talking to. And we’re not underwriting to substantial revenue synergies, but we believe there will be some. Just anecdotally, as you know, we’ve got a decentralized model, and things like procurement and logistics reside close to the customer in the country. And when you look at what the Solstice team is able to do around purchasing and coordinating logistics, there’s tremendous low-hanging fruit savings there.

And so we’ve got high level of confidence. That it’s not just a sort of corporate cost public company cost synergy opportunity here. There’s real operating cost synergies that we can deliver.

Putting these businesses together, you get the best materials company in the market with leading growth rate, leading margin, substantial cash flows, and really substantial scale. And so this is a great offer for our shareholders. We’re getting a real upfront premium. We’re getting cash upfront, and our shareholders are going to be in a position to benefit from real long-term value creation. And so we think this is a great offer and a great opportunity.

Chris Parkinson - Wolfe Research LLC - Equity Analyst

Great. And just as a quick follow-up, you mentioned probably three or four times even in the prepared remarks, but also in the PowerPoint about some of the other synergy opportunities across thermal and deposition. Could you just give a little bit more color on what exactly those could be and how you’re thinking about them on a preliminary basis? Thank you.

Benjamin Gliklich - Element Solutions Inc - Chief Executive Officer

Thermal management is such an incredible pain point for the electronic supply chain writ large. Solstice brings great capabilities with heat spreaders and other TIMs, and we have great capabilities both in our interconnect business, in our assembly business, and in our semi-assembly business. The soup-to-nuts suite of offerings here is unrivaled in the market, and materials compatibility is an incredible challenge, given the range of materials that are being used and the iteration cycles for innovators in this market.

And so by combining our portfolios, we think we have a differentiated value proposition in the thermal space, and that will drive market share our way.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

David Sewell - Solstice Advanced Materials Inc - President, Chief Executive Officer

Yeah. Ben, I couldn’t agree with you more and I loved our example that we walked through on copper to improve the connection and signal strength. When you look at the integration of Element and Solstice and what we bring in that application, you now have a complete multi-product provider that could truly innovate where the customer really needs innovation to massively improve yields in this critical area. So we think this single source just provides tremendous opportunity to solve some of the customer challenges that they really brought forth.

Benjamin Gliklich - Element Solutions Inc - Chief Executive Officer

There’s no one in the market that has vapor deposition and electrochemical deposition onto silicon, and those materials interface with one another. And so we, just like in thermal management, have a portfolio where we can offer a broader set of solutions than anyone else in the market.

Chris Parkinson - Wolfe Research LLC - Equity Analyst

Thank you very much.

Operator

Kevin McCarthy, Vertical Research Partners.

Kevin McCarthy - Vertical Research Partners LLC - Analyst

Yes. Thank you, and good morning. David, it strikes me that through this combination, you’re making a substantial bet, obviously, on electronic materials, moving from 11% of the portfolio to, I guess, 35% to 40% on a pro forma basis. So in that context, can you talk a little bit about the degree of cyclicality or lack thereof in what you’re acquiring?

And maybe as a follow-up to Josh’s question, should we think of the combined company as one that’s likely to march toward a pure play in electronics? Is that meant to be kind of the incremental home for capital moving forward?

David Sewell - Solstice Advanced Materials Inc - President, Chief Executive Officer

Yeah. Thanks, Kevin. First, on the latter part of your question, to be a pure play, we want to be a solutions provider. And when we look at our portfolio, we think refrigerants ties so extremely well into our electronics, and nuclear is critical as part of that whole data center infrastructure.

So the answer is we actually think that differentiation is so vital because it’s just another step on things we can provide that nobody else can provide. So as we work with hyperscalers, we’re talking to them about everything. We’re talking to them about power. We’re talking to them about cooling. We’re talking to them about what do you do with the heat that you’re emitting from the chip. And then we’re talking to the semiconductor teams that talk about all the solutions we provide there, and then how do you get the heat off the chip.

So it’s all very integrated, and I think that differentiation is core to our strategy. And that goes right to your question on cyclicality. We are so balanced that that refrigerants business, as you’ve seen with the strong IP portfolio we have, that’s going to continue to drive tremendous growth.

And we have really unique molecules for the data center and refrigerants and air cooling. So that’s a tremendous value asset for us. And nuclear, if I could just emphasize, is absolutely critical to our core strength.

And then what we’ve demonstrated by taking those core technologies and finding new applications, like in medical devices and inhalers with HFOs, that’s created a brand-new organic market. That’s another way that we’re avoiding any type of cyclicality.

And then on our safety and defense business, we’re doing some really game-changing things in that area that are also now potentially tying into healthcare and PCBs. So it’s all interconnected. It gives us great diversity, which is why we’re so confident in our growth rates. And we are thinking of ourselves as a complete solutions provider in these very attractive growth markets.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

Kevin McCarthy - Vertical Research Partners LLC - Analyst

Thank you for that. And then second, if I may, can you comment on the ramp to your target of $180 million of synergies, how much might be achieved in year one and year two, for example?

Tina Pierce - Solstice Advanced Materials Inc - Chief Financial Officer

Yeah. Kevin, we’ve taken a fairly conservative stance on the first year. It’s certainly going to be part of the -- half of it’s the public company cost and then some of the other savings around procurement, and that will continue to ramp as we go into ’28 and ’29.

Operator

John Roberts, Mizuho Securities.

Edlain Rodriguez - Mizuho Securities USA LLC - Analyst

This is Ellen Rodriguez on behalf of John. Again, congratulations on the deal. David, as you think about revenue synergies, like when do you believe you might start achieving some of those opportunities? Like is there like further out? Or is that something that can happen soon?

David Sewell - Solstice Advanced Materials Inc - President, Chief Executive Officer

I think there’s two areas how we think about revenue synergies. You heard Ben talk about the diversification of our customer base. So we really believe there are customers we have that there is a very, very good pull for Element Solutions that can come in because we know our customers are looking for those solutions, and we just don’t have the product. And we had great relationships there, and it might be in a different part of the geography.

And the exact same on the Element side. You’re talking about an unbelievably diverse field technical sales organization around the world, and they have identified areas where they can bring us in on solutions. And these are areas that we believe we can do quicker qualifications. So I think there’s low-hanging fruit there.

Then on the longer-term aspects, it’s creating these new solutions where you have to get specified, you have to get qualified, that could certainly be a two-year process. But with the low-hanging fruit that we’ve identified along with some of the longer-term growth aspects, we feel very confident in a balanced approach there.

I would say this, why we’re so confident in revenue synergies is our customers, we have a great history, Element has a great history with our end-use customers. And because of those relationships and now with our complete portfolio, we feel very confident we are going to be able to work with them because we’re going to be able to provide solutions that they desperately want and need. And now we’ve got credibility with them because of our history, we have the technology, we have the patents, so we see this as a great opportunity.

Benjamin Gliklich - Element Solutions Inc - Chief Executive Officer

The only brief thing I would add is that we have recent experience with this from the Micromax acquisition where we didn’t count on any revenue synergies at all. And as soon as that transaction was announced, we had both of our respective sales organizations wanting to sell each other’s products and customers calling on both organizations trying to get more products through those channels. So we have customers that want fewer suppliers that want the opportunity to buy more and show materials compatibility with multiple different solutions. And so this case will only be that multiplied.

Edlain Rodriguez - Mizuho Securities USA LLC - Analyst

Great. Another one for me, in terms of capital allocation and CapEx, so clearly, in the near term, deleveraging the balance sheet is the priority, but at the same time, I think ESI was planning to invest in two Kuprion facilities, and Solstice was contemplating nuclear expansion. Like how does that mesh with deleveraging and then the CapEx that were in place, like are we going to be able to do both at the same time?

David Sewell - Solstice Advanced Materials Inc - President, Chief Executive Officer

Really good question. And that is part of the reason why we structured the transaction the way we did. We have built in the investments for Kuprion, our nuclear expansion investments, that is all built into our model. So it just demonstrates the importance of new innovation as well as those parts of our portfolio, we will be able to do that and deleverage in that 18-month time frame. So there’s no slowing down on our investments for innovation. And as Ben mentioned, with the cash generation that we’re going to have as a combined company, it’s going to allow us to continue that flexibility to run the business.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

Tina Pierce - Solstice Advanced Materials Inc - Chief Financial Officer

Yeah, and just to add what David said, the two big growth CapEx programs that we’ve spoken at length about, the sputtering targets expansion where we’re doubling our targets facility in Spokane, all of that’s built into the model as well as the next generation of lightweight body armor.

Edlain Rodriguez - Mizuho Securities USA LLC - Analyst

Okay, thank you much.

Operator

Frank Mitsch, Fermium Research.

Frank Mitsch - Fermium Research LLC - Analyst

Thank you, and good morning, and congrats. I was wondering if you could speak to the break fee and where the anticipated regulatory pressure points might be on this transaction and the competitive dynamics there and then that’s for either one of you.

And then, David, on the list of synergies, you listed R&D and I guess I was a little bit surprised by that. So I was wondering if you could expand upon that. Thank you.

David Sewell - Solstice Advanced Materials Inc - President, Chief Executive Officer

Look, we see this transaction is highly complementary. So we don’t anticipate any issues there. As far as the break fee, that will all be in the disclosures that we provide here over the next 45 days. So I won’t get into some of the details there.

And on the R&D synergies, I see that as growth opportunity R&D. So for example, while Solstice is really strong on the synthetic chemistry side, Element Solutions is extremely strong on the formulation customer line side. So the way now with the two companies coming together, our ability to qualify, develop, formulate these products at an accelerated level is going to bring tremendous opportunity.

I would say from a -- we’re both so customer-focused in our approach and everything starts with the customer. We really see very, very--we don’t anticipate cost synergies at a customer touchpoint level. That’s not in our model.

Frank Mitsch - Fermium Research LLC - Analyst

Okay, terrific. Thank you.

Operator

Mike Harrison, Seaport Research Partners.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

Mike Harrison - Seaport Global Holdings - Analyst

Hi. Good morning. Congratulations on the deal here. Was hoping that you could talk a little bit more about how you’re thinking about R&D cross-pollination, kind of just building off the last question here. It sounds like you expect maybe some acceleration of innovation as well as improving speed to market. Maybe just talk a little bit about how you see each organization’s strengths around developing new solutions and kind of how you complement each other from an R&D and innovation perspective.

Benjamin Gliklich - Element Solutions Inc - Chief Executive Officer

Yeah. Sure thing, Mike. Thanks for the question. So we’ve talked a lot already this morning about the complementarity of synthesis and formulation between our two respective businesses.

We are moving a bit more towards synthesis at the Element side with new molecule introductions like Kuprion, and that’s a real core competency of Solstice. There’s also the applications development, and I would call it co-development, where we can demonstrate materials compatibility, right? So we’re using package attach and die attach materials like Argomax, and they’re sitting right next to a heat spreader that Solstice is providing.

And so innovation is not simply coming up with new products. It’s building collateral packages to show how different types of products work together to provide a systems-level solution. That’s been a big talking point development over the past several years. This idea of systems-level solutions, we’re not talking about how a single product works. We’re talking about how a collection of products work together to deliver an outcome. And we think that this enhances that on the thermal side and on the deposition side, where you talk about vapor deposition and electrochemical deposition in a real material way.

So from a new product development standpoint, we get a benefit in terms of R&D collaboration from synthesis and formulation. And then from a new solutions materials compatibility standpoint, we can sell a broader set of products and demonstrate a broader range of performance with this bigger portfolio.

Mike Harrison - Seaport Global Holdings - Analyst

All right, thanks for that. And then my second question is just hoping to kind of maybe a more pointed question about potential divestitures. Looking at the combined company, there is an increased focus on electronic materials. Just wondering if you’re thinking near term about any divestitures that might further sharpen that focus or potentially accelerate debt paydown, given that that seems to be the key capital allocation priority near term?

David Sewell - Solstice Advanced Materials Inc - President, Chief Executive Officer

Yeah. I would say, first off, we can -- as Tina walked through, we could deleverage within 18 months very confidently with the cash flow we could generate with the current company. Having said that, it’s probably a little premature to be talking about it other than to say, as I alluded to earlier, we do have a vision for this company and where we want it to be, and this transaction does allow us to tailor our portfolio to that vision at probably a little bit more accelerated rate, and so we’ll certainly have more to come on that.

But right now, with the revenue synergies we’ve identified really across the businesses, we’re really excited about that and want to lock all that core competency down as we move forward.

Mike Harrison - Seaport Global Holdings - Analyst

Thanks very much.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

Operator

John Tanwanteng, CJS Securities.

Jonathan Tanwanteng - CJS Securities Inc - Analyst

Hi. Good morning. Thank you for squeezing me in, and congratulations to both of you. You guys spent a lot of time, and probably rightfully so, focusing on the data center opportunity. I was wondering if you could quantify what the combined total data center exposure is, inclusive of nuclear opportunities and cooling and refrigerants.

How fast will that be growing versus the run rate at the separate companies, number one? And number two, how much of that is dependent on revenue synergies that are coming together, whether that’s cross-selling or new solutions that you’re developing together?

David Sewell - Solstice Advanced Materials Inc - President, Chief Executive Officer

Yeah. I think from the data center piece of it, obviously, when you just look at the advanced nodes and the hyperscalers and what’s going into servers and data centers, that growth is substantial. But where we see really tremendous upside is exactly what Ben alluded to on thermal management.

That’s really the biggest challenge, if you think about it, for data centers moving forward along with energy. And so speaking from the Solstice side, as we talked about at our last earnings call, in our refrigerants business, data center is the highest growing piece of our refrigerants business, double-digit growth there.

If you think about the deposition side of our business and the electronics side of our business last quarter, we had double-digit growth there as well. And then on the nuclear side, double-digit growth there. So it’s a significant portion. We have not fully quantified it because it’s quite significant when we think about it as a combined company. And as that comes together, we’ll certainly have more clarity on that.

But I would tell you, from the Solstice side, data centers is driving double-digit growth for us. And even with the current footprint and the demand with current chip fabrication that’s in today, that growth rate is substantial.

Jonathan Tanwanteng - CJS Securities Inc - Analyst

Okay, great. And then just for the revenue growth rate, the new target you have out there, how much of that is dependent on revenue synergies versus just the additive growth rate?

Tina Pierce - Solstice Advanced Materials Inc - Chief Financial Officer

It’s a relatively small amount. We have, as David mentioned, a fairly significant upside case. But what’s actually built into our model is really more underpinned by the cost synergies.

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JULY 06, 2026 / 12:30PM, SOLS.OQ - Solstice Advanced Materials Inc To Acquire Element Solutions Inc

Jonathan Tanwanteng - CJS Securities Inc - Analyst

Okay, great. Thank you so much.

Operator

Thank you. At this time, I’d like to turn the floor back over to Mr. Leithead for closing comments.

Mike Leithead - Solstice Advanced Materials Inc - Vice President of Investor Relations

Great. Well, look, really appreciate everybody joining us here on short notice. If you have any questions, please feel free to reach out. I’m happy to assist. Thank you, and have a good day.

Operator

Thank you. This will conclude today’s conference. You may disconnect your lines at this time. Thank you for your participation, and have a wonderful day.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between Solstice and Element Solutions, that involve substantial risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections regarding, among other things, the anticipated benefits and timing of the proposed transaction, synergies, expected future financial position, total addressable market, position in specialty chemicals and advanced materials verticals and the industry, business and financial results of each company and the combined company, including the combined company’s expected Adjusted EBITDA and Adjusted EBITDA margin, expected synergies, net debt and net leverage, anticipated de-leveraging, expected accretion to Adjusted EPS and expected growth, margins and free cash flow. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “positioned,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “could,” “believes,” “may,” “will,” “would,” “should,” “goals,” “pro forma” and words and terms of similar substance in connection with discussions of the proposed transaction and the future operating or financial performance of the combined company. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Solstice’s, Element Solutions’ or the combined company’s actual results may vary materially from those expressed or implied in the forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by Solstice or on its behalf. Although Solstice and Element Solutions believe that the forward-looking statements contained in this communication are based on reasonable assumptions, you should be aware that a variety of factors, many of which are difficult to predict and outside of Solstice’s or Element Solutions’ control, could affect Solstice’s, Element Solutions’ or the combined company’s actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder, regulatory and other approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, future prospects, business and management strategies, expansion and growth of Solstice’s and Element Solutions’ businesses and other conditions to the completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of delay in completing the proposed transaction, Solstice’s ability to integrate Element Solutions’ operations and product lines or due to unexpected costs, liabilities or delays; the ability of the parties to obtain or consummate financing related to the proposed transaction upon acceptable terms or at all; the dilution caused by Solstice’s issuance of additional shares of its common stock in connection with the consummation of the proposed transaction; the risk of a downgrade of the credit rating of Solstice’s indebtedness; a material adverse change in the financial condition of Solstice, Element Solutions or the combined company; potential litigation relating to the proposed transaction that could be instituted against Solstice, Element Solutions or their respective directors; Solstice’s and Element Solutions’ ability to implement their business strategies; the risk that disruptions from the proposed transaction will harm Solstice’s or Element Solutions’ respective businesses, including current plans and operations; the ability of Solstice or Element Solutions to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainty as to the long-term value of Solstice’s common stock; risks associated with third party contracts containing consent and/or other provisions triggered by the proposed transaction; legislative, regulatory, political and economic developments affecting Solstice’s, Element Solutions’ or the combined company’s respective businesses; the evolving legal, regulatory and tax regimes under which Solstice and Element Solutions operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Solstice’s and/or Element Solutions’ financial performance; restrictions during the pendency of the proposed transaction that may impact Solstice’s or Element Solutions’ ability to pursue certain business opportunities or strategic transactions; an overall decline in the health of the economy and the industries in which Solstice and Element Solutions operate, including as a result of inflation, tariffs and other trade barriers and restrictions, market volatility, geopolitical instability and social unrest, the possibility of an economic downturn or recession or other macroeconomic factors; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Solstice’s and Element Solutions’ response to any of the aforementioned factors; failure to receive the approval of the stockholders of Solstice and/or Element Solutions; and the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Solstice and Element Solutions described in the “Risk Factors” section of their respective Annual Reports on Form 10-K for the year ended December 31, 2025, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those implied by forward-looking statements in this communication. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Solstice and Element Solutions assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by securities or other applicable law. Neither Solstice nor Element Solutions gives any assurance that either Solstice or Element Solutions will achieve its expectations.

Important Information and Where to Find It

In connection with the proposed transaction, Solstice intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Solstice’s common stock to be issued in the proposed transaction and a joint proxy statement for Solstice’s and Element Solutions’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Solstice and Element Solutions after it is declared effective. Each of Solstice and Element Solutions may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Solstice or Element Solutions may mail to their respective stockholders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF SOLSTICE AND ELEMENT SOLUTIONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SOLSTICE, ELEMENT SOLUTIONS, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Solstice or Element Solutions through the website maintained by the SEC at http://www.sec.gov or from Solstice at its website, https://www.solstice.com, or from Element Solutions at its website, https://www.elementsolutionsinc.com (information included on or accessible through the SEC website or either of Solstice’s or Element Solutions’ website is not incorporated by reference into this communication).

Participants in Solicitation

Solstice and Element Solutions and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Solstice and Element Solutions in connection with the proposed transaction.

Information about the interests of the directors and executive officers of Solstice and Element Solutions and other persons who may be deemed to be participants in the solicitation of stockholders of Solstice and Element Solutions in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Solstice’s directors and executive officers and their ownership of Solstice’s common stock is set forth in Solstice’s proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2026 under the headings “Director Compensation,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Stock Ownership Information.” To the extent that holdings of Solstice’s securities have changed since the amounts printed in Solstice’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about Element Solutions’ directors and executive officers and their ownership of Element Solutions’ common stock is set forth in Element Solutions’ proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 23, 2026 under the headings “Director Compensation,” “Executive Compensation” and “Security Ownership.” To the extent that holdings of Element Solutions’ securities have changed since the amounts printed in Element Solutions’ proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

The information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and/or offered pursuant to an exemption from the registration requirements of the Securities Act, and otherwise in accordance with applicable law.

Important Note about Combined and Non-GAAP Financial Information

The financial information for the combined businesses of Solstice and Element Solutions is based on management's estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of Solstice and Element Solutions. These measures are provided for illustrative purposes and are based on an arithmetic sum of the relevant historical financial measures of Solstice and Element Solutions. Combined Adjusted EBITDA is the arithmetic sum of Solstice’s Adjusted Standalone EBITDA and Element Solutions’ Pro Forma Adjusted EBITDA, inclusive of expected net synergies. Combined Adjusted EBITDA Margin is inclusive of expected net synergies. These measures do not reflect what the combined company's financial condition or results of operations would have been had the proposed transaction occurred on or prior to the dates indicated. Such illustrative information may differ materially from pro forma information included in SEC filings. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of Solstice’s and Element Solutions’ respective filings with the SEC.

This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"), such as adjusted standalone EBITDA, pro forma adjusted EBITDA, combined adjusted EBITDA, combined adjusted EBITDA margin, combined sales, synergies, integration benefits, free cash flow, net debt and net leverage. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures. There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. Solstice and Element Solutions caution you not to place undue reliance on these non-GAAP financial measures.

For a definition of Solstice’s adjusted standalone EBITDA and Element Solutions’ adjusted EBITDA and a reconciliation of adjusted standalone EBITDA and adjusted EBITDA to the most comparable GAAP financial measure for 2025, please see Solstice’s Current Report on Form 8-K furnished with the SEC on February 11, 2026 and Element Solutions’ Current Report on Form 8-K furnished with the SEC on February 17, 2026 and Element Solutions’ 2026 Investor Day presentation at its website at https://www.elementsolutions.com (information included on or accessible through Element Solutions’ website is not incorporated by reference into this communication). Element Solutions’ pro forma Adjusted EBITDA for fiscal year 2025 is from Element Solutions’ 2026 Investor Day presentation and is Element Solutions’ Adjusted EBITDA inclusive of a pro forma adjustment of $61 million from the impact of the acquisitions of Micromax and EFC Gases. Combined Adjusted EBITDA and Combined Adjusted EBITDA margin includes expected synergies, net of the costs to achieve.